

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2018

Victoria Rudman
Interim Chief Executive Officer
Life Clips, Inc.
18851 NE 29th Ave.
Suite 700 PMB# 348
Aventura, FL 33180

> **Re: Life Clips, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2017**
> **Filed April 4, 2018**
> **File No. 000-55697**

Dear Ms. Rudman:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery